Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

23 July 2007

Today’s announcement on Barclays growth, ABN AMRO and half-year results

Today we announced a unique opportunity for Barclays to accelerate dramatically its growth, a revised offer for ABN AMRO and excellent half year results.

The investments by China Development Bank and Temasek and the strategic partnership with China Development Bank will deepen our already strong Asian franchise. Barclays Capital will have unprecedented access to distribute financing and risk management solutions, products and services into China. BGI becomes one of China Development Bank’s preferred asset managers. Our Wealth business, with its Asian Head Office already in Singapore, will also benefit from this unique access into China.

The revised ABN AMRO offer is an excellent one and I am confident that their shareholders and Barclays shareholders will see the terrific value that we should be able to create with the enlarged geographic footprint and capabilities of our combined businesses.

We can all be proud that our new strategic Asian investors were introduced and the revised offer structure executed by Barclays Capital as advisers to Barclays.

The full half year earnings announcement will be made on August 2nd and there will be an all staff update on August 3rd when I will give the Investment Banking and Investment Management (IB&IM) teams a deeper insight into today’s announcement and what it means, as well as more detail on our results.

Barclays Group had a strong first half of the year. Profit before tax increased 12% to £4,101m and income rose 9% to £11,902m. IB&IM drove this performance and delivered more profits in the first six months of 2007 than we did in the whole of 2005 – and that was a very good year.

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Barclays Capital delivered record results, with its two best quarters ever. Profit rose 33%. This was due to a very strong income performance driven by continued strong growth across asset classes and regions, and in particular across the structured credit and credit derivatives, equities and commodities platforms, underpinned by the strength of the client franchise and its focus on delivering risk management and financing solutions.

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Barclays Global Investors profit rose 7% in Sterling, while both income and profits were up substantially more in Dollars. This reflects the continued strength of the franchise and significant new flows and revenues into our suite of exchange traded funds, alternative asset classes, and quantitative active strategies.

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The profit of Barclays Wealth rose 34%. This reflects strong income growth from increased client funds and transaction volumes as well as our continued investments in the business in areas such as increased hiring of private bankers and investment professionals and upgrading our technology and operating platforms.

Once again I am asking you to keep focused on delivering to our clients around the world. I know that we have the stamina and the determination to see this merger through while we continue to build on our achievements and deliver a first class service to our clients. I want to thank you all for the contribution you make and will continue to make to Barclays. I am very proud to be a part of this team.

Bob Diamond

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.